FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of letter to the Buenos Aires Stock Exchange dated March 8, 2012

TRANSLATION

City of Buenos Aires, March 8, 2012

To the
Buenos Aires Stock Exchange

Ref.: Financial Statements 12/31/2011

     In order to fulfill the requirements of Article No. 62 of the Buenos Aires Stock Exchange Regulation, I inform you that the Board of Directors of the Company approved by majority, at its meeting held on March 8, 2012, the financial statements for the fiscal year ended December 31, 2011. Set forth below is relevant information required by Article No 62 of the non consolidated financial statements of YPF S.A.

Subsection l) Income Statement (in millions of pesos)
[Exchange rate as of December 31, 2011: Ps. 4.304= US$ 1]

Net income before income tax	7,800
Income tax	(2,504)
Net income for the fiscal year ended December 31, 2011	5,296

Subsection m) Detail of Shareholder’s Equity as of 12/31/2011  (in millions of pesos)
[Amounts in accordance with Argentine GAAP]

Shareholder’s contributions:
Subscribed capital	3,933
Adjustment to contributions	6,101
Issuance premiums	640
Total Shareholder’s contribution	10,674
Legal Reserve		2,007
Deferred earnings		(299)
Reserve for future dividends		1,057
Unappropiated retained earnings		5,296
Total Shareholder’s Equity		18,735

Subsection n) Proposals regarding dividends in cash and in kind, capitalized earnings, monetary adjustments and other concepts

The Board of Directors has decided to defer the proposed allocation of the unappropiated retained earnings with a view to call, in the near future, the General Shareholders’ Meeting.

TRANSLATION

Subsection ñ) Detail of the reasons for which it has not been possible to formulate the proposals on the items listed in subsection n)

Taking into account the terms of RG CNV 593/11, the Board of Directors is currently evaluating the various alternatives available in relation to the allocation of the unappropiated retained earnings for their submission to the General Shareholders’ Meeting. Accordingly, the Board of Directors considers that it needs additional time to carry out a detailed analysis of such terms, in order to formulate the proposal that will be submitted to the shareholders for their approval, and to make such submission sufficiently in advance of the meeting, as required by the applicable regulation.

Subsection o) Shares owned by the parent group

As of December 31, 2011 the parent group of the company owned 225,890,313 class D shares, which represented 57.43% of the capital stock.

Subsection p) Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None as of December 31, 2011.

Subsection q) Parent shareholder of the company:

Repsol YPF S.A., with legal domicile established at Castellana 278, 28046 Madrid, Spain

Sincerely yours,

GUILLERMO REDA Market relations officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 8, 2012	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Market relations officer